UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                          NOVITRON INTERNATIONAL, INC.
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                                (Name of Issuer)

                          Common Stock $.01 par value
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                         (Title of Class of Securities)

                                   670088103
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                                 (CUSIP Number)

                         Noah Klarish & Associates, P.C.
                         230 Park Avenue, 32nd Floor
                         New York, NY 10169 (212) 973-1111
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 25, 1997
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 670088103                                            Page 2 of 6 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Ira Albert
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      United States
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                  7     Sole Voting Power
  Number of
   Shares               179,677  (Includes 168,667 shares held by Albert
Beneficially                     Investment Associates, L.P.)
  Owned By              --------------------------------------------------------
    Each          8     Shared Voting Power
  Reporting
   Person               0
    With                --------------------------------------------------------
                  9     Sole Dispositive Power

                        223,933  (Includes 168,667 shares held by Albert
                                 Investment Associates, L.P. and 44,266 shares held by various accounts which Mr. Albert has discretionary authority
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        44,266 shares held by various accounts over which Mr. Albert has discretionary authority
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      223,933
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      16.9%
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at One Gateway Center, Suite 411, Newton, Massachusetts 02158.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of November 12, 1996 (the "Initial Schedule"), an Amendment No. 1 for an event of April 9, 1997, and an Amendment No. 2 for an event of May 20, 1997 (collectively the "Prior Amendments"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Prior Amendments remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            Ira Albert directly owns 11,000 shares of the Issuer's Common Stock for which he paid $30,542.50. Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 44,266 shares of the Issuer's Common Stock for which such accounts paid a total of $121,695 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 168,667 shares of the Issuer's Common Stock for which it paid $480,574.50 from its working capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 1,321,980 post split shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996) directly beneficially owned by each Reporting Person is as follows:

                                                            Percentage of
Name                              Number of Shares       Outstanding Shares
----                              ----------------       ------------------

Ira Albert                              11,000                  0.8%
Albert Partnership                     168,667                 12.8%

Albert discretionary                    44,266                  3.3%
accounts

            (b) Mr. Albert has sole power to vote 179,667 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 223,933 shares of the Issuer's Common Stock.

            (c) See Appendix I annexed hereto.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      June 27, 1997

                                            /s/ Ira Albert
                                      --------------------------
                                              Ira Albert


                                      ALBERT INVESTMENT ASSOCIATES, L.P.
                                  By: ALBERT INVESTMENT STRATEGIES, INC.


                                  By:      /s/ Ira Albert
                                      ---------------------------
                                         Ira Albert, President


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

                                                                      APPENDIX 1

                  TRANSACTIONS IN NOVITRON INTERNATIONAL, INC.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

      All transactions were open market purchases and the commissions are included in the price of the shares.

1.  Albert Investment Associates, L.P.

                             No. of
            Trade            Shares     Price Per                   Cost of
             Date         Purchased       Share                   Purchases
             ----         ---------       -----                   ---------

          6/25/97            10,000       $2.50                  $25,250.00

2.  Ira Albert and Family

                             No. of
            Trade            Shares     Price Per                   Cost of
             Date         Purchased       Share                   Purchases
             ----         ---------       -----                   ---------

           6/3/97             5,000       $2.38                  $11,925.00
          6/25/97             1,000        2.50                    2,530.00
                             ------                              ----------
                              6,000                              $14,455.00

3.  Other Discretionary Accounts/ Limited Power of Attorney

                             No. of
            Trade            Shares     Price Per                   Cost of
             Date         Purchased       Share                   Purchases
             ----         ---------       -----                   ---------

           6/3/97             2,500       $2.50                  $ 6,325.00
           6/4/97             2,000        2.75                    5,560.00
          6/25/97             1,000        2.88                    2,915.00
          6/25/97             7,500        3.00                   22,800.00
                             ------                              ----------
                             13,000                              $37,600.00


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